May 28, 2026

Scott Brinker
Chief Executive Officer
Janus Living, Inc.
4600 South Syracuse Street
Suite 500
Denver, CO 80237

        Re: Janus Living, Inc.
            Draft Registration Statement on Form S-11
            Submitted May 21, 2026
            CIK No. 000210080
Dear Scott Brinker:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:    Lewis W. Kneib, Esq.